Exhibit 99(a)(5)(e)

L Curve Sub Inc. and M Curve Sub Inc. Announce Successful Tender Offer
for Laureate Education, Inc.;
Subsequent Offer Period Being Provided,
Expires Wednesday, July 18th at 5 pm ET

        New York, NY, July 9, 2007—L Curve Sub Inc. and M Curve Sub Inc., vehicles controlled by an investor group led by Douglas L. Becker, the Chairman and Chief Executive Officer of Laureate Education, Inc., announced today a successful outcome to their tender offer to purchase all of the outstanding shares of common stock of Laureate Education, Inc. at a purchase price of $62.00 net per share in cash. Based on preliminary information from the depositary for the offer, as of the expiration of the offer at midnight on July 6, 2007, stockholders had tendered and not withdrawn 30,696,311 shares of Laureate common stock (including guaranteed deliveries), representing approximately 59% of the outstanding shares of Laureate's common stock.

        "We are very pleased that the majority of our stockholders found this offer to be compelling," Mr. Becker said. "With the future direction of the Company now clear, we will be able to focus all our attention on serving Laureate's students and continuing the growth of the Company around the world."

        L Curve Sub Inc. and M Curve Sub Inc. have accepted for payment all validly tendered shares of Laureate common stock and will make payment to the depositary for the accepted shares promptly. In addition, L Curve Sub Inc. and M Curve Sub Inc. have elected to provide a subsequent offering period, which will commence immediately and will expire at 5:00 p.m., New York City time, on Wednesday, July 18, 2007. All shares of Laureate common stock properly tendered during the subsequent offering period will be accepted, and tendering stockholders will receive the same price of $62.00 per share in cash. No shares of Laureate common stock tendered during the initial offering period or the subsequent offering period may be withdrawn.

        Following the subsequent offering period, the investor group intends to effect the merger of M Curve Sub Inc. into L Curve Sub Inc. and then of L Curve Sub Inc. into Laureate. In connection with the merger, all remaining Laureate stockholders who did not tender their shares in the tender offer will receive the same $62.00 per share in cash paid in the tender offer.

        L Curve and M Curve are controlled by an investor group led by Mr. Becker. The group includes Kohlberg Kravis Roberts & Co. (KKR); Citi Private Equity; S.A.C. Capital Management, LLC; SPG Partners; Bregal Investments; Caisse de dépôt et placement du Québec; Sterling Capital; Makena Capital; Torreal S.A.; Brenthurst Funds; Vulcan Capital; and others.

        Forward-Looking Statements:    This release includes certain forward-looking statements. Any such forward-looking statements may involve risk and uncertainties. These forward-looking statements appear throughout the release and include statements regarding the intent, belief or current expectations of L Curve Sub Inc. and M Curve Sub Inc., including statements concerning the plans of L Curve Sub Inc. and M Curve Sub Inc. with respect to the acquisition of all of the Company's common stock. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Many of the factors that will determine the outcome of the subject matter of this press release are beyond the ability of L Curve Sub Inc. and M Curve Sub Inc. to control or predict. L Curve Sub Inc. and M Curve Sub Inc. undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:
Ruth Pachman/Molly Morse
Kekst and Company
(212) 521-4891 / (212) 521-4826
ruth-pachman@kekst.com/molly-morse@kekst.com